UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

Information Statement Pursuant to Section 14(f) of the Securities
Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

May 7, 2010

Sunnyside Acres Mobile Estates
 (Exact name of registrant as specified in its charter)

Nevada	000-52224	88-0409166
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

P.O. Box 031-088, Shennan Zhong Road
Shenzhen City, P.R. China 518031
(Address of principal executive offices) (Zip Code)

0086-755-23990959
 (Registrant’s telephone number, including area code)

Information Statement Pursuant to Section 14(F) of the Securities
Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

SUNNYSIDE ACRES MOBILE ESTATES
___________________________

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER
___________________________

SUNNYSIDE ACRES MOBILE ESTATES IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT.  NO VOTE OR OTHER ACTION BY STOCKHOLDERS OF SUNNYSIDE ACRES MOBILE ESTATES IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

GENERAL

This Information Statement is being mailed on or about May 7, 2010, to the holders of common stock, par value $0.001 per share, of Sunnyside Acres Mobile Estates, a Nevada corporation (the “Company”).  You are receiving this Information Statement in connection with the appointment of persons designated by the majority of the Company’s Board of Directors (the “Board”) to fill seats on the Company’s Board.  The resignation of the existing director and the appointment of the new directors will be effective ten (10) days following the filing and mailing of this Information Statement to the Company’s shareholders.

On May 7, 2010, the Company entered into and closed a Share Exchange Agreement (the “Share Exchange Agreement”) with Sino-Bon Entertainment, Inc., a BVI company (“Sino-Bon”), its shareholders (the “Sino-Bon Shareholders”), and Max Time Enterprises Limited, a BVI company.  Pursuant to the Share Exchange Agreement, the Company acquired all of the outstanding shares (the “Interests”) of Sino-Bon from the Sino-Bon Shareholders and the Sino-Bon Shareholders transferred and contributed all of their Interests to us.  In exchange, we issued to the Sino-Bon Shareholders, their designees or assigns, 17,000,000 shares of our Common Stock, which constituted 68.0% of our issued and outstanding capital stock as of and immediately after the consummation of the transactions contemplated by the Share Exchange Agreement (the “Share Exchange”).  Therefore, Sino-Bon became a wholly-owned subsidiary of the Company.  The Share Exchange resulted in a change in control of the Company.

Further and in connection with the Share Exchange, on May 7, 2010, Hui Ping Cheng, our former President, Chief Executive Officer and Chief Financial Officer and current Director, submitted a resignation letter pursuant to which she resigned from all offices that she held effective immediately and from her position as our director that will become effective on the tenth day following the mailing by us of this Schedule 14f-1.  In addition, our Board of Directors on May 7 , 2010 increased the size of the Board to three directors and appointed Qihong Yuan (Chairman), Xiaowei (Simon) Song and Liang (Jacky) Yan to fill the vacancies created by such resignation and increase in the size of the Board, which appointments will become effective upon the effectiveness of the resignation of Hui Ping Cheng on the tenth day following the mailing by us of this Schedule 14f-1.

You are urged to read this Information Statement carefully.
You are not, however, required to take any action.

VOTING SECURITIES

Upon the closing of the Share Exchange on May 7, 2010, the Company had 25,000,000 authorized shares of common stock, par value $0.001 per share.  Upon the closing of the Share Exchange, 25,000,000 shares of common stock were issued and outstanding.  Each share of common stock entitles the holder thereof to one vote on each matter which may come before a meeting of the stockholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of our common stock as of May 7, 2010 by (i) each person or group who is known by us to beneficially own more than 5% of our common stock; (ii) each director; (iii) our chief executive officer and each other executive officer whose cash compensation for the most recent fiscal year exceeded $100,000 and (iv) all such executive officers and directors as a group.  Unless otherwise specified, the address of each of the persons set forth below is in care of the Company, P.O. Box 031-088, Shennan Zhong Road, Shenzhen City, P.R. China  518031.  Except as indicated in the footnotes to this table and subject to applicable community property laws, the persons named in the table to our knowledge have sole voting and investment power with respect to all shares of securities shown as beneficially owned by them.  The information in this table is as of May 7, 2010, based upon 25,000,000 shares of common stock outstanding.

Name and Address of Beneficial Owner	Office, If Any	Amount and Nature of Beneficial Ownership	Percent Common Stock

Xiaowei (Simon) Song	Chief Executive Officer	0	-

Qihong Yuan	Chairman nominee	6,800,000	27.2%

Hui Ping Cheng P.O. Box 031-088, Shennan Zhong Road Shenzhen City, P.R. China 518031	Director and former chief executive officer	1,250,000(1)	5.0%

All officers and directors as a group (3 persons named above)		8,050,000	32.2%

China US Venture Capital Group Limited 21F, CitiGroup Tower, No.33 Huayuan Shiqiao Road, Pudong, Shanghai, China, 200120		1,961,800	7.85%

Max Time Enterprises Limited P.O. Box 031-088, Shennan Zhong Road Shenzhen City, P.R. China 518031		1,250,000	5.0%

* Less than 1%
- N/A

(1) Ms. Cheng is the indirect owner of 1,250,000 shares of the Company’s common stock by reason of her control of Max Time Enterprises Limited, a company in which she owns a majority of its outstanding shares of common stock.

CHANGES IN CONTROL

On May 7, 2010, the Company entered into the Share Exchange Agreement with Sino-Bon, the Sino-Bon Shareholders, and Max Time Enterprises Limited.  Pursuant to the Share Exchange Agreement, the Company acquired all of the outstanding shares of Sino-Bon from the Sino-Bon Shareholders (the “Interests”); and the Sino-Bon Shareholders transferred and contributed all of their Interests to us.  In exchange, we issued to the Sino-Bon Shareholders, their designees or assigns, 17,000,000 shares of our Common Stock, which constituted 68.0% of our issued and outstanding capital stock as of and immediately after the consummation of the transactions contemplated by the Share Exchange Agreement.  Therefore, Sino-Bon became a wholly-owned subsidiary of the Company.  The Share Exchange resulted in a change in control of the Company.

Further and in connection with the Share Exchange, on May 7, 2010, Hui Ping Cheng, our former President, CEO and CFO and current Director, submitted a resignation letter pursuant to which she resigned from all offices that she held effective immediately and from her position as our director that will become effective on the tenth day following the mailing by us of this Schedule 14f-1.  In addition, our Board of Directors on May 7, 2010 increased the size of the Board to three directors and appointed Qihong Yuan (Chairman), Xiaowei (Simon) Song and Liang (Jacky) Yan to fill the vacancies created by such resignation and such increase in the size of the Board, which appointments will become effective upon the effectiveness of the resignation of Hui Ping Cheng on the tenth day following the mailing by us of this Schedule 14f-1.

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers

Prior to the consummation of the Share Exchange, our Board of Directors consisted of one director, Hui Ping Cheng  (the “Current Director”).  The Current Director has submitted a letter of resignation and Qihong Yuan (Chairman), Xiaowei (Simon) Song and Liang (Jacky) Yan have been appointed to our Board of Directors (the “Incoming Directors”). The resignation of the Current Director and appointment of the Incoming Directors will both become effective 10 days after the filing and mailing of this Schedule 14f-1 (the “Effective Date”).  On May 7, 2010, the Board of Directors appointed the new executive officers as listed below.

NAME	AGE	POSITION
Qihong Yuan (1)	39	Director (Chairman)
Xiaowei (Simon) Song (1)	43	Chief Executive Officer and Director
Liang (Jacky) Yan (1)	31	Chief Financial Officer and Director
Hui Ping Cheng (2)	33	Director

(1)   Will become a director on the Effective Date.
(2)  Current director until the Effective Date.

Qihong Yuan   Mr. Yuan has been a successful entrepreneur for over 15 years.  He founded Danbom in 2007 and has served as its Chairman and President since its founding.  From July 2003 to January 2007, Mr. Yuan served as the Chairman and CEO of Nanjing Aodong Sports Recreation Equipment Co., Ltd, a company he founded and a developer and manufacturer of automatic Mahjong tables and sports and fitness equipment.  Mr. Yuan also founded and managed a number of additional companies including Nanjing Danbom Game Electrical and Mechanical Equipment Company, Nanjing Shibaote Sports Equipment Company and Shanghai Shimeng Electrical and Mechanical Equipment Co., Ltd.  In addition to his management duties, Mr. Yuan also dedicated himself to research and development of entertainment equipment and helped develop the automatic Mahjong table.  From 1990 to 1993, Mr. Yuan worked in Anhui Wuwei Cement Workshop as a director and Mission Branch Secretary.  Mr. Yuan graduated from Anhui Caohu Technical Institution.

Xiaowei (Simon) Song   Mr. Song is a well-experienced corporate executive officer with over 18 years experience as a senior executive in multinational, private and large publicly listed companies in China.  Mr. Song has served as Danbom’s CEO since November 2009 and our Chief Executive Officer since May 7, 2010.  From June 2006 to November 2009, Mr. Song worked at SembCorp Industry (China) Investment Co. Ltd. as a Senior VP responsible for its business development activities within China.  From 2007 to 2008, Mr. Song also served as CEO of Nanjing SembCorp Utilities Co., Ltd, a large scale utility company jointly owned by SembCorp Industry (China) investment and a Chinese local partner.  From 2005 to 2006, Mr. Song was Director of the investment management department at Shanshan Investment Holding Company, one of the largest Chinese private conglomerate involving in highly diversified business sectors.  From 2003 to 2005, Mr. Song held an investment executive position in Comway Pacific Investment Co., Ltd, a subsidiary of a privately-owned US private equity fund in Shanghai.  The team he supervised successfully acquired three fast growing Chinese local companies in the textile, food and automobile industries.  Previously, Mr. Song also worked at Bank of China as a senior branch president.  Mr. Song holds a M.S. degree in Management from London Business School and a M.S. degree in Chemical Physics from University of Science & Technology of China.

Liang (Jacky) Yan   Mr. Yan is a seasoned financial executive with 10 years of experience in accounting, auditing, finance, public company general management, and mergers and acquisitions.  Mr. Yan has served as Danbom’s Chief Financial Officer since February 2010 and our Chief Financial Officer since May 7, 2010.  From 2008 to 2010, Mr. Yan served as a Financial Manager for Yi Xin International Copper, Inc.  During that time, Mr. Yan provided support in the area of US GAAP financial reporting, financial modeling, and budget control.  From 2007 to 2008, Mr. Yan was a Senior Project Manager at Tebon Securities Co. Ltd., in charge of mergers and acquisitions.  From 2004 to 2007, Mr. Yan served as the senior Auditor Manager at Deloitte Touche Tohmatsu where he was responsible for IPO auditing and oversaw public company auditing.  From 2001 to 2004, Mr. Yan worked at the Tianzhi International CPA firm, largely involved in a variety of auditing, asset evaluation and corporate finance work.  Mr. Yan has in-depth understanding of PRC GAAP, US GAAP and IFRS and is proficient with accounting, internal control regulations, financial analysis and corporate finance.  Mr. Yan graduated from Hu Nan University with a B.A. degree in Accounting.

Hui Ping Cheng   Ms. Cheng has served as our director since November 2007 and as our President, Chief Executive Officer and Chief Financial Officer from November 2007 until May 7, 2010.  She previously served as a senior accountant and accounting department director at Shenzhen Yi Zhi Pharmaceutical Company Limited from September 1998 until April 2007, where she managed and oversaw the company's accounting department.  From April 2007 to January 2009, she served as a director and president of Max Time Enterprises Limited.

Family Relationships

There is no family relationship among any of our officers or directors.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s directors and executive officers and persons who own more than ten percent of a registered class of the Company’s equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company.  Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company’s knowledge, none of the required parties are delinquent in their Section 16(a) filings.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

Transactions With Related Persons

The following includes a summary of transactions since the beginning of the 2008 year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

At December 31, 2009, Mr. Qihong Yuan, the Chairman of Danbom and our controlling shareholder, owed an outstanding balance to Danbom of $2.98 million.  There was no interest payable with respect to such amount borrowed.  As of May 7, 2010, such amount had been repaid in full.

In July 2009, Danbom purchased fixed assets, including buildings, equipment and current accounts, and assumed certain liabilities, for a net purchase price of $4.32 million, from Mr. Qisheng Yuan, the brother of Mr. Qihong Yuan.  Payment of the balance of the purchase price, which was approximately $1.34 million as of May 7, 2010, is due on December 31, 2011.

Insider Transactions Policies and Procedures

The Company does not currently have an insider transaction policy.

Director Independence

We currently do not have any independent directors, as the term “independent” is defined by the rules of the Nasdaq Stock Market.

EXECUTIVE COMPENSATION

Summary Compensation Table — Fiscal Years Ended December 31, 2009 and 2008

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities during the noted periods. No other executive officer received total annual salary and bonus compensation in excess of $100,000.

Name and Principal Position	Year	Salary ($)	All Other Compensation	Total ($)
Qihong Yuan, President of Danbom	2008	26,000	0	26,000
	2009	26,000	0	26,000
Xiaowei (Simon) Song, CEO of Danbom	2009	-	-	-
Hui Ping Cheng, former CEO	2008	0	0	0
	2009	0	0	0

(1) On May 7, 2010, we acquired Sino-Bon in a reverse acquisition transaction that was structured as a share exchange and in connection with that transaction, Mr. Xiaowei (Simon) Song became our CEO.  Prior to the effective date of the reverse acquisition, Hui Ping Cheng served as CEO of Sunnyside. Mr. Qihong Yuan has served as the Chairman and President of Danbom since its founding in 2007. In November 2009, Mr. Song became CEO of Danbom.  The compensation shown in this table includes the amounts Mr. Yuan and Mr. Song received from Danbom in both 2008 and 2009.

Summary of Employment Agreements and Material Terms

Prior to our reverse acquisition of Sino-Bon, our Chinese Operating Subsidiaries were private limited companies organized under the laws of the PRC, and in accordance with PRC regulations, the salary of our executives was determined by our shareholders.  In addition, each employee is required to enter into an employment contract.  Accordingly, all our employees, including management, have executed our employment contract.  Our employment contracts with our executives provide the amount of each executive officer’s salary and establish their eligibility to receive a bonus.  Other than the salary and necessary social benefits required by the government, which are defined in the employment agreement, we currently do not provide other benefits to the officers at this time.  Our executive officers are not entitled to severance payments upon the termination of their employment contracts or following a change in control.

Pursuant to the terms of an Employment Contract with Danbom, dated June 22, 2009, Mr. Qihong Yuan is to perform business management services in the capacity as President for Danbom during the period from July 1, 2009 to June 30, 2012.  Mr. Yuan’s Employment Contract provides for an annual salary of RMB 177,000 (approximately $26,000).

Pursuant to the terms of an Employment Contract with Danbom, dated November 10, 2009, Mr. Xiaowei (Simon) Song is to perform business management services in the capacity as CEO for Danbom during the period from November 12, 2009 to November 11, 2012.  Mr. Song’s employment agreement provides for an annual salary of RMB 360,000 (approximately $53,000).

We have not provided retirement benefits (other than a state pension scheme in which all of our employees in China participate) or severance or change of control benefits to our named executive officers.

Outstanding Equity Awards at Fiscal Year End

For the year ended December 31, 2009, no director or executive officer has received compensation from us pursuant to any compensatory or benefit plan. There is no plan or understanding, express or implied, to pay any compensation to any director or executive officer pursuant to any compensatory or benefit plan, although we anticipate that we will compensate our officers and directors for services to us with stock or options to purchase stock, in lieu of cash.

Compensation of Directors

No member of our Board of Directors received any compensation for his services as a director during the year ended December 31, 2009 and currently no compensation arrangements are in place for the compensation of directors.

 CORPORATE GOVERNANCE

Audit, Nominating, Compensation Committees and Director Independence

Our Board of Directors currently has no independent directors and does not have standing audit, nominating or compensation committees as of the date hereof and the entire Board is performing the functions normally associated with an audit, nominating and compensation committee. However, we anticipate the Company will in the future seek to form audit and other Board committees in a manner consistent with Nasdaq listed companies.

Executive and Director Compensation Determination

Prior to our reverse acquisition of Sino-Bon, our operating subsidiaries were private limited companies organized under the laws of the PRC, and in accordance with PRC regulations, the salary and bonus of our executive officers was determined by our shareholders.

Going forward, the Board of Directors will annually review the performance and total compensation package for the Company’s executive officers, including the Chief Executive Officer, consider the modification of existing compensation, and the adoption of new plans.

Consideration of Director Nominees

In evaluating and determining whether to recommend a person as a candidate for election as a director, the Board of Directors considers the person’s qualities and skills, which include business and professional background, history of leadership or contributions to other organizations, function skill set and expertise, general understanding of marketing, finance, accounting and other elements relevant to the success of a publicly-traded company in today’s business environment, and service on other boards of directors. There are no specific minimum qualifications for nominees. The Board of Directors may employ a variety of methods for identifying and evaluating nominees for director. The Board of Directors may assess the size of the Board, the need for particular expertise on the Board, the upcoming election cycle of the Board and whether any vacancies are expected, due to retirement or otherwise. In the event that vacancies are anticipated or otherwise arise, the Board of Directors will consider various potential candidates for director which may come to the Board of Directors’ attention through current Board members, professional search firms, stockholders or other persons. No fees have been paid to any third party to identify or evaluate potential director nominees.

In exercising its function of recommending individuals for nomination by the Board for election as directors, the Board of Directors considers nominees recommended by stockholders. The Board of Directors will consider candidates recommended by stockholders under the criteria summarized above. The Board of Directors will make an initial analysis of the qualities and skills of any candidate recommended by stockholders or others pursuant to the criteria summarized above to determine whether the candidate is suitable for service on our Board before deciding to undertake a complete evaluation of the candidate. If any materials are provided by a stockholder or professional search firm in connection with the nomination of a director candidate, such materials are forwarded to the Board of Directors as part of its review. The same identifying and evaluating procedures apply to all candidates for director nomination, including candidates submitted by stockholders.

If you would like the Board of Directors to consider a prospective candidate, please submit the candidate’s name and biographical description to: Sunnyside Acres Mobile Estates, P.O. Box 031-088, Shennan Zhong Road, Shenzhen City, P.R. China  518031, Attention:  Chief Executive Officer.

Board of Directors’ Meetings

During our fiscal year ending December 31, 2009, there were no meetings of our Board of Directors.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

The current Bylaws of the Company provide that the Company shall indemnify its directors and officers, including payment of expenses as they are incurred and in advance of the final disposition of any action, suit, or proceeding, to the fullest extent permitted under Nevada law.

The Company is permitted by the Bylaws to purchase and maintain insurance and make other financial arrangements on behalf of its officers and directors against any liability and expense incurred in such capacity, whether or not the Company would have the power to indemnify such person against such liability, to the fullest extent permitted under Nevada law.

The Company is incorporated under the laws of the State of Nevada. Section 78.7502 of the Nevada Revised Statutes provides that a Nevada corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

Section 78.7502 further provides a Nevada corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

Section 78.751 of the Nevada Revised Statutes provides that discretionary indemnification under Section 78.7502 unless ordered by a court or advanced pursuant to subsection 2 of section 78.751, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made by:

	By the stockholders;

	By the board of directors by majority vote of a quorum consisting of directors - who were not parties to the action, suit or proceeding;

	If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or

	If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

The Articles of Incorporation, the Bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

The indemnification and advancement of expenses authorized in or ordered by a court pursuant to NRS Section 78.751:


does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to section 78.7502 or for the advancement of expenses made pursuant to subsection 2 of section 78.751, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action; and

	continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

Insofar as indemnification by us for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling the company pursuant to provisions of our articles of incorporation and bylaws, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification by such director, officer or controlling person of us in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being offered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

At the present time, there is no pending litigation or proceeding involving a director, officer, employee or other agent of ours in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding, which may result in a claim for such indemnification.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of Nevada require approval of the transactions contemplated by the Share Exchange. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only.

STOCKHOLDER COMMUNICATIONS WITH DIRECTORS

Stockholders who want to communicate with our Board or any individual director can write to:

Sunnyside Acres Mobile Estates
P.O. Box 031-088, Shennan Zhong Road
Shenzhen City, P.R. China 518031

Your letter should indicate that you are a stockholder of the Company.  Depending on the subject matter, management will:

●	Forward the communication to the Director or Directors to whom it is addressed;

●	Attempt to handle the inquiry directly; or

●	Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the Directors on request.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC.  These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws.  You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

SUNNYSIDE ACRES MOBILE ESTATES

Date: May 7, 2010	By:	/s/ Xiaowei (Simon) Song
Xiaowei (Simon) Song Chief Executive Officer